SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _______ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 4, 2021

VIA EDGAR

Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)

Registration Statement on Form F-1 (File No. 333-256391)

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s follow-up response to comment No. 19 contained in the Staff’s letter dated April 15, 2021 related to the Company’s first confidential submission of the draft registration statement on Form F-1.

The Company respectfully advises the Staff that the estimated initial public offering (“IPO”) price range for marketing purposes is between US$8.50 and US$9.50 per ordinary share (the “Price Range”), with a mid-point of US$9.00 per ordinary share (the “Midpoint Price”).

Securities and Exchange Commission

June 4, 2021

As is typical for IPOs, the Price Range was not derived by reference to any single fair value valuation methodology, but was determined as a result of discussions between the Company and the underwriters. Among the factors that the parties considered in setting the Price Range were the following: (a) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded equity securities of comparable companies; (b) the Company’s financial condition and prospects; (c) estimates of business potential and earnings prospects for the Company and the high-growth internet industry in which it operates; (d) recent performance of IPOs of companies in the high-growth internet industry sector; (e) business developments impacting the Company; and (f) input received from the lead underwriters, including discussions that took place with senior management of the Company.

The Company respectfully advises the Staff that, in determining the fair value of its ordinary share as of the various grant dates in the last six months, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre- IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become selfsustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

A detailed description of the valuation method used and the factors contributing to the changes in the fair value of an ordinary share of the Company between March 8, 2019 and March 31, 2021 is set forth on pages 114 to 116 of the Company’s Amendment No. 1 to registration statement on Form F-1 filed with the Commission on May 25, 2021. The Company respectfully advises the Staff that there was a 32.7% increase from the fair value of an ordinary share of the Company as of the most recent and only valuation date in the last six months (i.e., US$6.78 per ordinary share as of March 31, 2021), to the Midpoint Price of US$9.00 per ordinary share, and such increase was primarily attributable to the following factors:

2

Securities and Exchange Commission

June 4, 2021

1.	Substantially enhanced financial resources upon the imminent IPO and reduced cost of capital

Given the proximity to the completion of the Company’s IPO, the Price Range assumes a successful offering. A successful offering will provide the Company with (i) proceeds that substantially strengthen the Company’s financial position and funding for the realization of its business plan, (ii) direct access to the public corporate debt and equity markets, and (iii) higher brand value to attract new customers as a publicly listed company. These factors will substantially strengthen the Company’s ability to rapidly grow its business, raise its overall profile and reduce its cost of capital, which have been reflected in the valuation implied by the Price Range.

2.	Substantially enhanced liquidity and marketability of the ordinary shares

The historical valuations of the Company’s ordinary shares reflected the illiquidity of the ordinary shares and the uncertainty of the Company’s IPO, where a discount for lack of marketability was considered in the historical fair value valuations. The Midpoint Price assumes a successful IPO in the near term and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts.

Given the above factors, as a result of the imminent IPO, if the Company had performed a valuation of its ordinary shares as of the IPO date using the same methodology with the same assumptions as those on the most recent and only valuation date in the last six months (e.g., using the same financial projections prepared for the valuation as of March 31, 2021), the implied discount rate for business enterprise value (i.e., weighted average cost of capital) would have decreased from 20% to 17% and the discount for lack of marketability would have decreased from 8% to 0%, and all outstanding preferred shares of the Company would be converted into ordinary shares. As a result, the per share fair value would increase from US$6.78 to US$9.13, which is close to the Midpoint Price.

In consideration of the above, the Company believes that the difference between the fair value of its ordinary share determined for share-based compensation in the last six months and the Price Range is reasonable.

*    *    *

If you have any questions regarding the foregoing matters, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP